July 1, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Your letter dated March 5, 2009 Your letter dated June 3, 2009
Hi-Tech Pharmacal Co., Inc.
Form 10-K for the fiscal year ended April 30, 2008
Filed July 14, 2008
File No. 000-20424

Dear Mr. Rosenberg:

We have reviewed your letter dated June 3, 2009 commenting on our response to your letter of March 5, 2009 in connection with our Form 10-K as referenced above. In response to the Staff’s comment number 1, we have provided the additional disclosure and we will file the redacted agreement with our Form 10-K. In response to questions 2 and 3, we have included our entire Item 11. Executive Compensation section as we plan to file it with our Form 10-K for the fiscal year ended April 30, 2009. Because our Form 10-K for fiscal 2009 is due to be filed in approximately two weeks, we do not believe that amending our previous filing to disclose this information will add meaningful information to investors. We therefore request that the additional disclosures be contained in the Form 10-K to be filed in the next few weeks and the Company not be required to amend the Form 10-K for fiscal year 2008.

Our responses, keyed to your comments, are as follows:

Item 1. – Business, page 3

Raw Materials, page 6

1.	We note your response to our comment #2. In addition to exhibiting the supply agreement in the amendment, please also describe the material terms of this agreement in your disclosure, including, but not necessarily limited to, payment, term and termination provisions, along with any other material rights and obligations. With regard to your other raw materials, please state in your disclosure that you utilize purchase orders to obtain them from various suppliers and that no other supply agreement exists.

Response:

We will make the following disclosures which describes the material terms of the agreement. However, we believe that disclosing the payment terms of the agreement would put us at a competitive disadvantage. Therefore, we will make the following disclosure:

“The Company has a non-exclusive supply agreement with Ragactives S.L.U. (“Ragactives”) dated July 18, 2008 to supply dorzolamide hydrochloride, the active ingredient in dorzolamide ophthalmic solution and dorzolamide with timolol ophthalmic solution. These products accounted for over 20% of Hi-Tech’s sales for fiscal 2009. The agreement has a ten year term beginning in July 2008 and is automatically renewed for successive two year periods unless terminated by either party upon written notice not less than 180 days prior to the end of the current term. The agreement may be terminated by either party upon 90 days’ notice for material breach of the agreement in the event the breaching party fails to remedy the breach during such 90 day period or immediately in the event of bankruptcy. The agreement provides that the Company will consider Ragactives as its preferential supplier of the product and the Company will give Ragactives notice of any offer from a third party manufacturer of the product to enable Ragactives to meet the price of product from such manufacturer. There are no minimum purchase requirements under the agreement; however, the Company is obligated to purchase at least seventy-five (75%) percent of its annual requirements of the product from Ragactives as long as Ragactives’ price is not more than ten (10%) percent of other manufacturer’s price. The agreement has standard confidentiality and indemnification clauses. Hi-Tech has no other material agreements with suppliers and utilizes purchase orders when obtaining materials.”

A redacted copy of the agreement will be filed with the Form 10-K for the fiscal year ended April 30, 2009 and a clean copy will be filed with the SEC under Rule 406 of the Securities Act of 1933.

Item 11. Executive Compensation, page 31

Compensation Discussion & Analysis, page 32

2.	We note your response to our comment #11. While we acknowledge that your proposed revised disclosure provides somewhat more detail as to overall performance goals, you do not describe the exact goals your Named Executive Officers had to meet, or the success or failure they had in doing so, and how total compensation was set as a result. Accordingly, we re-issue our comment. Revise your disclosure accordingly.

Response:

Attached as Exhibit 1 is the entire compensation section to be included in our Form 10-K for the fiscal year ended April 30, 2009, which is due to be filed July 14, 2009. We believe we have addressed this comment in our Compensation Discussion and Analysis section. Italicized disclosure indicates changes which were included in our last response. Underlined disclosure indicates additional changes we have made in response to your letter dated June 3, 2009 and as updated from the prior year.

3.	We note your response to our comment #12. Based on our review of your current disclosure, we believe that there were individuals other than your Principal Executive Officer and Principal Financial Officer in the previous fiscal year who qualified as executive officers. We refer you again to your disclosure under Item 10, “Significant Employees.” We re-issue our comment and request that you revise your disclosure in order to comply with the disclosure requirements.

Response:

The Company plans to disclose compensation information regarding these employees in its Form 10-K for fiscal 2009 which is due to be filed July 14, 2009 as shown in Exhibit 1. All information regarding Mr. April, Mr. Harvey and Mr. Caskey has been added.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. We understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings. We understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions on the above response at (631) 789-8228 ext. 4504.

Sincerely,

/s/ William Peters
William Peters
Vice President and Chief Financial Officer
Hi-Tech Pharmacal Co., Inc.
369 Bayview Avenue
Amityville, NY 11701

2

Exhibit 1

ITEM 11.	EXECUTIVE COMPENSATION.

The following tables and paragraphs provide information concerning compensation paid for the last three fiscal years to our Chief Executive Officer, Chief Financial Officer, and three other most highly compensated senior executive officers (each, a “Named Executive Officer”) earning in excess of $100,000 in total compensation as defined in Regulation S-K, subpart 229.402(a)(3), including compensation discussion and analysis, summary compensation table, grants of plan-based awards, outstanding equity awards, employment agreements, potential payments upon termination or change in control, compensation of directors, compensation committee report and compensation committee interlocks.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides a narrative describing how compensation for our named executive officers is established and should be read in conjunction with the compensation tables and related narrative descriptions set forth below.

Objectives and Philosophy of Our Executive Compensation Program

Our mission is to be a significant provider of quality products in the markets we serve. To support this and other strategic objectives as approved by the Board of Directors and to provide adequate returns to shareholders, we must compete for, attract, develop, motivate, and retain top quality executive talent at the corporate office and operating business units during periods of both favorable and unfavorable business conditions.

Our executive compensation program is a critical management tool in achieving this goal. “Pay for performance” is the underlying philosophy for our executive compensation program. Consistent with this philosophy, the program has been carefully conceived and is independently administered by the Compensation Committee of the Board of Directors, which is comprised entirely of non-employee directors.

The program is designed and administered to:

•	reward individual and team achievements that contribute to the attainment of our business goals; and

•

provide a balance of total compensation opportunities, including salary, bonus, and longer-term cash and equity incentives, that are competitive with similarly situated companies and reflective of our performance.

In seeking to link executive pay to corporate performance, the Compensation Committee believes that the most appropriate measure of corporate performance is the increase in long-term shareholder value, which involves improving such quantitative performance measures as revenue, net income, cash flow, operating margins, earnings per share, and return on shareholders’ equity. The Compensation Committee may also consider qualitative corporate and individual factors which it believes bear on increasing our long-term value to our shareholders. These include:

•	the development of competitive advantages

•	successful filing of ANDAs

•	successful approval of ANDAs

•	success in developing business strategies and managing costs

•	execution of divestitures, acquisitions, and strategic partnerships

•	implementation of operating efficiencies

•	the general performance of individual job responsibilities

The Compensation Committee reviews compensation practices of other pharmaceutical organizations of like size and structure in order to assess our competitiveness. The Company subscribes to Equilar, Inc.’s on-line database of executive and director compensation, which is drawn directly from SEC filings. In 2008, the Compensation Committee used this database to benchmark the Company’s executive compensation. The following companies were used as the peer group: Akorn, Alexion Pharmaceuticals, Atherogenics, Bentley Pharmaceuticals, Biomarin Pharmaceuticals, Collagenex Pharmaceuticals, Isis Pharmaceuticals, Lannett, Noven Pharmaceuticals, Pain Therapeutics, PDI and Pozen. Benchmarked items include salary, bonus, equity compensation, deferred compensation, other compensation and total compensation. This data is used to ensure that the Chief Executive Officer and Chief Financial Officer of the Company are paid within the 25th to 75th percentile range. The Company believes that this is the appropriate range to target salaries so that they can be competitive.

Components of our Executive Compensation Program

The primary elements of our executive compensation program are:

•	base salary

•	annual cash incentive bonus

•	a long-term incentive represented by stock options

•	insurance, 401(K) plan and other employee benefits

The Company does not have a formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among different forms of non-cash compensation. Instead, the Compensation Committee, after reviewing information provided by management determines subjectively what it believes to be the appropriate level and mix of the various compensation components.

Base Salary. Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executives. In determining the amount of compensation to be paid to our executive officers, the Compensation Committee adheres to compensation policies pursuant to which executive compensation is determined. Base salary determinants include the prevailing rate of compensation for positions of like responsibility in the particular geographic area, the level of the executive’s compensation in relation to our other executives with the same, more, or less responsibilities, and the tenure of the individual.

Minimum base salaries are mandated by our employment agreements for Mr. David Seltzer, Mr. William Peters, Mr. Bryce Harvey, Mr. Gary April and Mr. Davis Caskey.

Base salaries are reviewed annually or when employment contracts expire by our Compensation Committee, and are adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Annual Cash Incentive Bonus. The Compensation Committee has the authority to award annual bonuses to individual senior executives on a discretionary basis. The Committee believes that the bonus plan promotes the Company’s performance-based compensation philosophy by providing executives with direct financial incentives in the form of annual cash bonuses for achievements accomplished throughout the fiscal year.

The Compensation Committee considers various factors in determining, in its discretion, the bonuses to be awarded to its Named Executive Officers. The Compensation Committee does not utilize a formal written compensation plan or specific formula for the determination of bonuses to its CEO and CFO. Nor does it employ specific financial goals other than those listed below.

In the case of Mr. David Seltzer, the Compensation Committee determines Mr. Seltzer’s bonus based on:

•	growing the Company’s revenues

•	achieving pre-tax net income

•	completing acquisitions

•	forming strategic alliances

•	submitting ANDAs to the FDA

•	gaining FDA approval on ANDAs

•	operating within the compliance parameters required by federal and state governmental regulatory agencies

•	achieving operational efficiencies

The Compensation Committee, in its discretion, did not award a bonus to Mr. Seltzer for service performed in the fiscal year ended April 30, 2008, because returning to profitability was the Company’s most important goal and the Company incurred a net loss for the year. This decision was made even though many of the goals listed above, such as completing acquisitions, submitting ANDAs and gaining FDA approval of ANDAs were achieved in fiscal 2008. The Compensation Committee has not yet awarded Mr. Seltzer a bonus for the fiscal year ended April 30, 2009.

In the case of Mr. William Peters, the Compensation Committee determined Mr. Peters’ bonus based on performance as well as his accomplishments. Factors considered included:

•	valuation analyses for potential acquisition candidates

•	helping value, negotiate and integrate the Midlothian Laboratories acquisition

•	accomplishments related to his responsibilities as head of human resources, specifically implementing an employee review system

•	financing activities including negotiating a proposed line of credit

•	establishing Hi-Tech as an Empire Zone to enable it to take advantage of government grants

•	operating within the compliance parameters required by federal and state governmental regulatory agencies

•	identifying cost savings and reducing overhead and SG&A costs of target areas

•	administering the Company’s Stock Repurchase Plan.

In August 2008, the Compensation Committee approved the cash bonus amounts to be paid to William Peters for services performed in fiscal year 2008. The bonus amount awarded to Mr. Peters for fiscal year 2008 was 18% of his 2008 base salary, or $45,000 and was paid in fiscal year 2009. His bonus as a percentage of his salary was near the mid-point of the 25th to 75th percentile range of 0% to 32%. The bonus was paid even though the Company did not return to profitability on an annual basis, because several actions taken, including establishing Hi-Tech as an Empire Zone and reducing overhead and SG&A costs, helped position the Company to return to profitability. The Compensation Committee has not yet awarded Mr. Peters a bonus for the fiscal year ended April 30, 2009.

Bonus payments to Mr. April, Mr. Harvey and Mr. Caskey are based on formulas tied to the performance of their respective divisions.

Mr. April’s employment agreement provides for a payment of:

•	a bonus equal to 2% of the increase in net sales of the HCP Division over the immediately preceding year’s net sales of the HCP Division.

•

a profit bonus based on the net profits of the HCP Division. In the event the net profits of the HCP Division are greater than the prior year’s net profits, then Mr. April receives a profit bonus equal to 3% of the increase in Net Profits of the HCP Division over the immediately preceding year’s net profits of the HCP Division.

Mr. April did not earn a bonus based on this calculation for the 2008 fiscal year, but was granted a $5,000 discretionary bonus based on the launch of several new products with significant market opportunities. This bonus was paid in fiscal year 2008. The Compensation Committee has not yet awarded Mr. April a bonus for the fiscal year ended April 30, 2009.

Mr. Harvey’s employment agreement specifies that a bonus will be calculated based on the following:

the sum of (i) 1.5% of the first $2,000,000 of the Midlothian Division’s pre-tax net income; and (ii) 5% of the Midlothian Division’s pre tax net income in excess of $2,000,000. Mr. Harvey’s bonus calculation is based on a calendar year time period. For the calendar year ended December 31, 2008, Mr. Harvey earned a bonus of $139,000, which was paid during the fiscal year ended April 30, 2009.

Mr. Caskey’s employment agreement specifies that a bonus will be calculated based on the following:

the sum of (i) 2.5% of the first $3,500,000 of ECR Pharmaceuticals Co., Inc.’s pre-tax net income; and (ii) 4% of ECR Pharmaceuticals Co., Inc.’s pre tax net income in excess of $3,500,000. Because Mr. Caskey was not employed until February 27, 2009, no bonus had been paid to him as of April 30, 2009.

Stock Options. The long-term component of our executive compensation program consists of stock options. We believe that equity grants provide our executives with a strong link to our long-term performance create an ownership culture and help to align the interest of our executives and our shareholders. Stock options are granted upon the recommendation of management and approval of the Compensation Committee based upon their subjective evaluation of the appropriate amount for the level and amount of responsibility of each executive officer. Factors entering into this process include company-level performance, the individual executive’s performance, the amount of equity previously awarded to the executive and the vesting of such awards.

The Compensation Committee reviews all components of the executive’s compensation when determining annual equity awards to ensure that an executive’s total compensation conforms to our overall philosophy and objectives.

The options generally permit the option holder to buy the number of shares of the underlying common stock (an option exercise) at a price equal to the market price of the common stock at the time of grant. Thus, the options generally gain value only to the extent the stock price exceeds the option exercise price during the term of the option. Generally, the options vest over a period of four years, with 25% vesting upon the first anniversary of the date of grant and 25% on each anniversary thereafter, and expire no later than ten years after grant.

Equity awards are typically granted to our executives annually in conjunction with the review of their individual performance. We set the exercise price of all stock options to equal the closing price of our common stock on the NASDAQ Stock Market on the day of the grant.

Benefits and Other Compensation. We maintain broad-based benefits that are provided to all employees, including health and dental insurance, and a 401(k) plan. Executive officers are eligible to participate in all of our employee benefit plans, at no cost. The Company matches 50% on the first 6% of the contributions to the 401(k) plan for all employees up to the federal maximum.

Mr. David Seltzer, Mr. William Peters and Mr. Gary April received $9,400, $6,000 and $6,000, respectively, for automobile reimbursements. These amounts were reported as taxable income.

Severance and Change-in-Control Benefits. Pursuant to employment agreements we have entered into with certain of our executives and our 1992 Stock Plan, our executives are entitled to specified benefits in the event of the termination of their employment under specified circumstances, including termination following a change in control of our Company. We have provided more detailed information about these benefits, along with estimates of their value under various circumstances, under the caption “Potential Payments upon Termination of Employment or Change-in-Control” below.

We believe providing these benefits help us compete for executive talent. We believe that our severance and change-in-control benefits are generally in line with severance packages offered to executives by other companies.

Tax Considerations

Section 162(m) of the Internal Revenue Code prohibits us from deducting any compensation in excess of $1 million paid to certain of our executive officers, except to the extent that such compensation is paid pursuant to a shareholder approved plan upon the attainment of specified performance objectives. The Compensation Committee believes that tax deductibility is an important factor, but not the sole factor, to be considered in setting executive compensation policy. Accordingly, the Compensation Committee periodically reviews the potential consequences of Section 162(m) and generally intends to take such reasonable steps as are required to avoid the loss of a tax deduction due to Section 162(m). However, the Compensation Committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table summarizes the compensation of the Named Executive Officers for the fiscal year end April 30, 2009. The Named Executive Officers are the Company’s Chief Executive Officer, Chief Financial Officer, President of the Health Care Products Division, President of the Midlothian Division, and ECR Pharmaceuticals Co., Inc.’s Vice President of Pharmaceutical Operations.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Options Awards (#)(2)	All Other Compensation ($)(3)	Total ($)
David S. Seltzer President, Chief Executive Officer Secretary, and Treasurer	2009	442,000	0	139,000	22,000	603,000
	2008	421,000	0	256,000	27,000	704,000
	2007	401,000	314,000	269,000	26,000	1,010,000

William J. Peters Vice President and Chief Financial Officer	2009	251,000	45,000	69,000	19,000	384,000
	2008	237,000	35,000	128,000	19,000	419,000
	2007	218,000	75,000	326,000	18,000	637,000

Gary M. April President of Health Care Products Division	2009	218,000	5,000	21,000	10,000	254,000
	2008	215,000	22,000	26,000	11,000	274,000
	2007	210,000	0	27,000	12,000	249,000

Bryce M. Harvey President of Midlothian Division	2009	237,000	139,000	14,000	7,000	397,000
	2008	73,000	0	24,000	1,000	98,000

Davis S. Caskey (4) ECR Pharmaceuticals Co., Inc., Vice President of Pharmaceutical Operations	2009	26,667	0	12,000	1,000	40,000

(1)	Represents base salary through April 30, 2009.
(2)	Represents the fair value of options granted on the grant date in accordance with SFAS 123(R).
(3)	Represents the matching contributions to the Hi-Tech Pharmacal Co., Inc. Employee Savings Plan and /or the dollar value of the premium paid by the Company for term life insurance for the benefit of the Named Executive Officer and automobile reimbursement that were reported as taxable income.
(4)	Mr. Caskey has been employed at Hi-Tech Pharmacal Co., Inc. since the assets of ECR Pharmaceuticals were acquired on February 27, 2009.

Grants of Plan-Based Awards

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#) (1)	Exercise or Base Price of Option Awards ($/Sh) (2)	Grant Date Fair Value of Stock and Options Awards (3)
David S. Seltzer	11/13/08	50,000	5.83	139,000
President, Chief Executive Officer	1/29/08	50,000	10.68	256,000
Secretary, and Treasurer	2/2/07	50,000	10.68	269,000

William J. Peters	11/13/08	25,000	5.83	69,000
Vice President and Chief Financial Officer	1/29/08	25,000	10.68	128,000
	2/2/07	25,000	10.68	134,500
	8/9/06	25,000	15.09	191,500

Gary M. April	11/13/08	7,500	5.83	21,000
President of Health Care Products Division	1/29/08	5,000	23.98	26,000
	2/2/07	5,000	12.05	27,000

Bryce M. Harvey	11/13/08	5,000	5.83	14,000
President of Midlothian Division	12/28/07	5,000	9.93	24,000

Davis S. Caskey	2/27/09	5,000	5.17	12,000
ECR Pharmaceuticals Co., Inc.
Vice President of Pharmaceutical Operations

(1)	The amounts set forth in this column reflect the number of stock options granted under our 1992 Stock Option Plan as amended. The options vest at the rate of 25% per year starting on the first anniversary of the grant and expire in 10 years from the date of grant.
(2)	The exercise price equals the closing price of our common stock on the date of grant.
(3)	The dollar values of stock options disclosed in this column are equal to the aggregate grant date fair value computed in accordance with SFAS 123R, except no assumptions for forfeitures were included.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
David S. Seltzer President, Chief Executive Officer, Secretary, and Treasurer	112,500	—	$1.78	6/1/10
	112,500	—	$3.84	11/15/11
	112,500	—	$11.56	1/14/13
	75,000	—	$14.99	12/4/13
	75,000	—	$12.05	2/1/15
	37,500	12,500	$23.98	3/8/16
	25,000	25,000	$10.68	2/2/17
	12,500	37,500	$10.68	1/29/18
	—	50,000	$5.83	11/13/19

William J. Peters Vice President and Chief Financial Officer	15,000	—	$19.95	9/9/13
	31,500	0	$10.13	8/2/14
	28,125	9,375	$18.87	8/1/15
	12,500	12,500	$15.09	8/9/16
	12,500	12,500	$10.68	2/2/17
	6,250	18,750	$10.68	1/29/18
	—	25,000	$5.83	11/13/18

Gary M. April President of Health Care Products Division	16,875	—	$3.19	6/1/10
	45,000	—	$2.33	11/15/11
	16,875	—	$2.94	12/6/12
	22,500	—	$1.83	12/4/13
	11,250	—	$8.31	9/22/14
	14,062	4,688	$11.56	2/1/15
	2,500	2,500	$14.99	3/8/16
	1,250	3,750	$12.05	2/2/17
	—	5,000	$23.98	1/29/18
	—	7,500	$5.83	11/13/18

Bryce M. Harvey President of Midlothian Division	—	5,000	$5.83	11/13/18

	1,250	3,750	$9.93	12/28/17
Davis S. Caskey ECR Pharmaceuticals Co., Inc., Vice President of Pharmaceutical Operations	—	5,000	$5.17	2/27/19

Options Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
David S. Seltzer President, Chief Executive Officer, Secretary, and Treasurer	112,500	492,000	0	0
William J. Peters Vice President and Chief Financial Officer	0	0	0	0
Gary M. April President of Health Care Products Division	0	0	0	0
Bryce M. Harvey President of Midlothian Division	0	0	0	0
Davis S. Caskey ECR Pharmaceuticals Co., Inc. Vice President of Pharmaceutical Operations	0	0	0	0

The Company does not maintain a pension plan, or nonqualified deferred contribution or other nonqualified deferred compensation plans.

Employment Agreements

We have employment agreements with each of our Named Executive Officers.

David S. Seltzer – Chairman of the Board, President, Chief Executive Officer, Secretary and Treasurer

David S. Seltzer serves as Chairman of the Board since Bernard Seltzer retired the position in September, 2004. David S. Seltzer was elected to serve as President and Chief Executive Officer effective May 1, 1998. On May 1, 2007, the Company entered into an amended and restated executive employment agreement with David S. Seltzer pursuant to which Mr. Seltzer is to serve as President and Chief Executive Officer, effective May 1, 2007 through April 30, 2010. Mr. Seltzer received an annual base salary of $421,375 for the period May 1, 2007 through April 30, 2008 (“Base Salary”) and for each fiscal year thereafter during the term of the employment agreement, Mr. Seltzer will be paid a base salary equal to the sum of (a) the Base Salary for the immediately preceding fiscal year and (b) an amount determined by multiplying the Base Salary in effect for the immediately preceding fiscal year by five (5%) percent. Mr. Seltzer may also receive a bonus during each year of employment which shall be approved by the Company’s Compensation Committee. Such bonus may be based on the Company meeting certain fiscal goals and also taking into account, among other things, progress towards strategic objectives not fully measured by pre-tax net income. During the term of the agreement Mr. Seltzer will be eligible to receive annually options to purchase a minimum amount of 50,000 shares of the Company’s common stock. The amended and restated employment agreement contains standard confidentiality provisions and indemnification provisions.

William Peters – Vice President and Chief Financial Officer

On June 23, 2009, the Company and Mr. Peters, the Company’s Chief Financial Officer, entered into Amendment No. 2 to Mr. Peters’ employment agreement. The amendment, effective as of June 23, 2009, extends the term of Mr. Peters’ employment until July 31, 2011. The term is automatically renewed for successive one (1) year terms unless terminated (i) by the Company upon six (6) months advance written notice to Mr. Peters, (ii) by Mr. Peters upon sixty (60) days advance written notice to the Company, or (iii) unless terminated in accordance with the provisions of Section 5 of the agreement. The amendment provides that Mr. Peters will receive as compensation for his services an annual salary equal to $280,000 for the period August 1, 2009 through July 31, 2010 and $300,000 for the period August 1, 2010 through July 31, 2011.

The agreement provides for annual bonuses to be determined in accordance with performance goals set by the Compensation Committee of the Board of Directors and the President of the Company. In the event of a termination upon total disability, the Company will pay to Mr. Peters the salary which would otherwise be payable to him during the continuance of such disability.

Bryce M. Harvey – President of Midlothian Division

Effective April 1, 2009 the Company and Mr. Bryce Harvey, the President of the Company’s Midlothian Division, entered into Amendment No. 1 (the “Harvey Amendment”) to Mr. Harvey’s employment agreement dated as of December 27, 2007 (the “Harvey Agreement”). The term of the Harvey Agreement is until March 31, 2011 unless earlier terminated by Mr. Harvey upon 30 days advance written notice to the Company, or unless earlier terminated pursuant to the provisions of the Harvey Agreement. Mr. Harvey is to receive as compensation for his services an annual salary equal to (i) $257,500 for the period April 1, 2009 through March 31, 2010 and (ii) $267,500 for the period April 1, 2010 through March 31, 2011; provided he remains employed with the Company. Mr. Harvey will receive a bonus for each calendar year during the term, provided, he remains an employee of the Company, equal to the sum of 1.5% of the first $2 million of the Midlothian Division’s pre-tax net income for the applicable year plus 5% of the Midlothian Division’s pre-tax net income in excess of $2 million for such year. In the event Mr. Harvey ceases to be employed by the Company, he will receive a bonus pro-rated for the number of days he is actually employed during the calendar year for which the bonus was applicable; provided he was not terminated by the Company for cause. Mr. Harvey may receive stock options, at the sole discretion of the Company’s management, such discretion to be exercised by recommendation of the Company’s Chief Executive Officer to the Compensation Committee. The Chief Executive Officer shall recommend that Mr. Harvey receive options to purchase ten thousand (10,000) shares of the Company’s common stock, when the Company makes its annual grant of stock options; however, the Compensation Committee shall make the final determination.

The Harvey Agreement provides that Mr. Harvey’s employment shall terminate in the event of Mr. Harvey’s death or total disability, or a termination for Cause, as defined in the Harvey Agreement, or termination by the Company upon two weeks prior notice to Mr. Harvey by the Company. Mr. Harvey is not entitled to receive severance in the event his employment is terminated for cause, total disability or death. The Harvey Agreement contains standard confidentiality provisions and indemnification provisions.

Gary M. April – President of Health Care Products Division

The Company and Mr. Gary April, the President of the Company’s Health Care Products Division (“HCP Division”), entered into an employment agreement effective as of January 1, 2009 (the “April Agreement”). The term of the April Agreement is until December 31, 2011 unless earlier terminated or extended as provided in the April Agreement. Mr. April is to receive as compensation for his services an annual salary equal to (i) $225,000 for the period January 1, 2009 through December 31, 2010 and (ii) $235,000 for the period January 1, 2010 through December 31, 2011. Mr. April will receive a bonus during each calendar year of his employment equal to two (2%)

percent of the increase in Net Sales, as defined in the April Agreement, of the HCP Division over the immediately preceding year’s Net Sales of the HCP Division. For purposes of the April Agreement, Mr. April agreed that Domestic Sales for the Company’s fiscal year ended 2008 were deemed to be $10,846,000. In addition, Mr. April may also receive a profit bonus based on Net Profits of the HCP Division. In the event the Net Profits, as defined in the April Agreement, of the HCP Division are greater than the prior year’s Net Profits, Mr. April will be entitled to receive a profit bonus equal to three (3%) percent of the increase in net profits of the HCP Division. The parties agreed that there was no Net Profit of the HCP Division for fiscal 2008. Mr. April may receive stock options, at the sole discretion of the Company’s management, such discretion to be exercised by recommendation of the Company’s Chief Executive Officer or Chief Financial Officer to the Compensation Committee. The Chief Executive Officer shall recommend that Mr. April receive options to purchase seven thousand five hundred (7,500) shares of the Company’s common stock; however, the Compensation Committee shall make the final determination.

The April Agreement provides that Mr. April’s employment will terminate in the event of Mr. April’s death, total disability, Mr. April wrongfully leaves his employment, Mr. April voluntarily terminates his employment, or a termination for Cause, as defined in the April Agreement. In the event of Mr. April’s termination due to death or total disability, if Mr. April was entitled to receive a bonus or profit bonus, he, his designee or his estate will paid a pro-rata amount of the bonus and profit bonus for the year in which death or total disability occurred based on the number of months Mr. April was employed in such year. The April Agreement contains standard confidentiality provisions and indemnification provisions.

Davis S. Caskey – Vice President Pharmaceutical Operations

On February 27, 2009 the Company and Mr. Davis S. Caskey entered into an employment agreement (the “Caskey Agreement”). Mr. Caskey serves as Vice President, Pharmaceutical Operations of the Company’s subsidiary, ECR Pharmaceuticals Co., Inc. (“Subsidiary”). The term of the Caskey Agreement is until February 28, 2011 unless earlier terminated pursuant to the provisions of the Caskey Agreement. Mr. Caskey is to receive as compensation for his services an annual salary equal to $165,000. On the first anniversary of February 27, 2009, Mr. Caskey’s salary will be increased by five (5%) percent. Mr. Caskey will receive a bonus for the first year during the term, provided he remains an employee of the Company, equal to the sum of (i) 2.5% of the first $3.5 million of the Subsidiary’s pre-tax net income in excess of $3.5 million for such year; and for the second year of the Term, Mr. Caskey will receive a bonus equal to the sum of (i) 2.5% of the first $3.5 million of Subsidiary’s pre-tax net income for the second year; and (ii) 4% of the Subsidiary’s pre-tax net income in excess of $3.5 million for the second year. Mr. Caskey will receive stock options to purchase five thousand (5,000) shares of the Company’s common stock, subject to and in accordance with the terms and provisions of the Company’s Amended and Restated Stock Option Plan. Mr. Caskey may receive additional stock options at the sole discretion of the Company’s management, such discretion to be exercised by recommendation of the Company’s Chief Executive Officer to the Compensation Committee; however, the Compensation Committee shall make the final determination, in its discretion, as to the number of stock options to be granted to Mr. Caskey.

The Caskey Agreement provides that Mr. Caskey’s employment shall terminate in the event of Mr. Caskey’s death or total disability, or a termination for Cause, as defined in the Caskey Agreement, or termination by the Company upon two weeks prior notice to Mr. Caskey by the Company. The Caskey Agreement contains standard confidentiality provisions and indemnification provisions.

Involuntary Termination. Certain of our employment contracts with our Named Executive Officers provide for severance pay and other payout amounts in the event that employment is terminated other than for cause or voluntary termination.

Mr. David Seltzer’s employment agreement provides that in the event of a termination of employment by the Company without cause, the Company will pay to Mr. Seltzer his base salary up to the end of the month in which such termination occurs. The employment agreement further provides that in the event of Mr. Seltzer’s death or total disability, he will be paid his base salary for the remaining term of the agreement; provided, however, that in the case of a total disability, the base salary paid to Mr. Seltzer shall be reduced by any proceeds paid to Mr. Seltzer, his designee or estate, from a disability insurance policy owned by the Company. In addition, if Mr. Seltzer is terminated by the Company without cause or in the event of Mr. Seltzer’s death or total disability, he will also be paid an amount equal to the product of (i) the bonus for the year in which such termination, death or total disability occurred and (ii) a fraction, the numerator of which is the number of months during such year which Mr. Seltzer was employed by the Company through and including the month of his death, total disability or termination of employment, and the denominator of which is twelve.

If Mr. William Peters is terminated, or if he terminates his employment for Good Reason, as defined in his employment agreement, then the Company will pay to him the sum of (i) his salary for the greater of six (6) months or the balance of the term of his agreement and (ii) the pro rata portion of his annual bonus for the prior year. The severance shall be payable weekly. In addition, the Company will continue to keep in effect all health, insurance and welfare benefits for a period of the lesser of six months from the date of termination or until Mr. Peters obtains similar benefits from a new employer. Mr. Peters will not be entitled to severance if the Company gives six months advance written notice that a decision not to renew his agreement has been made by the Company.

If Mr. Harvey is terminated by the Company upon two weeks prior notice to Mr. Harvey, he will be entitled to receive severance payments equal to eighty (80%) percent of his salary for a period beginning on the date the Company Termination, as defined in the Harvey Agreement, occurs and ending on the earlier of the (i) the two year anniversary date of the Harvey Agreement and (ii) the one year anniversary date of his termination. In addition, Mr. Harvey will be entitled to receive a bonus for the year in which he is terminated by the Company as if he had not been terminated.

Mr. April may voluntarily terminate his employment only upon the giving of six (6) months’ prior written notice thereof to the Company (“Permissible Voluntary Termination”). In addition to his salary, in the event he is entitled to a bonus or a profit bonus, he will be paid, within thirty (30) days after the Company’s Chief Executive Officer or Chief Financial Officer has determined the net profits of the Company’s HCP Division, a pro-rata payment of the bonus and profit bonus for such year in which the Permissible Voluntary Termination occurs based on the number of months during the year which he was employed by the Company through and including the month of his Permissible Voluntary Termination. The date of the Permissible Voluntary Termination shall be not less than six (6) months after his notice to the Company.

Change in Control. Our employment agreement with Mr. David Seltzer provides in the event of a “Change in Control” of the Company Mr. Seltzer will receive severance pay equal to (i) three (3) times his current base salary for the calendar year in which such termination occurs plus (ii) the bonus declared payable to him for the preceding calendar year, the continuation of health care benefits for 24 months, the continuance of his automobile lease then in effect, but not more than 3 years, and provides appropriate outplacement services not to exceed $15,000. The payment of the severance and bonus shall be made as soon as practicable after termination of employment, but in no event more than thirty days after termination. In the event any payment or distribution to Mr. Seltzer is subject to an excise tax, Mr. Seltzer will be entitled to receive an additional payment (“Gross-Up Payment”) from the Company in an amount such that after payment by Mr. Seltzer of all taxes, including any excise tax imposed on the Gross-Up Payment, Mr. Seltzer retains an amount of the Gross-Up Payment equal to the excise tax imposed on the payments.

Mr. Seltzer’s employment agreement provides that “Change in Control” shall be deemed to occur upon the earliest to occur after the date of the agreement of any of the following events:

(i) Acquisition of Stock by Third Party. Any Person (as defined in the employment agreement) is or becomes the Beneficial Owner (as defined in the employment agreement), directly or indirectly, of securities of the Company representing twenty-five percent (25%) or more of the combined voting power of the Company’s then outstanding securities and such Person has initiated in the past or thereafter initiates actions or demonstrates an intent to influence or control the business, affairs or management of the Company or to cause the Company to enter into a transaction or a series of transactions with such Person or a third party without the prior consent or request of the Board of Directors;

(ii) Change in Board of Directors. During any period of 12 months, individuals who at the beginning of such period constitute the Board, and any new director whose election by the Board or nomination for election by the Company’s shareholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board;

(iii) Corporate Transactions. The effective date of a merger or consolidation of the Company with any other entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 51% of the combined voting power of the voting securities of the surviving entity outstanding immediately after such merger or consolidation and with the power to elect at least a majority of the board of directors or other governing body of such surviving entity;

(iv) Liquidation. The approval by the shareholders of the Company of a complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets;

(v) Other Events. There occurs any other event of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A (or a response to any similar item on any similar schedule or form) promulgated under the Exchange Act, whether or not the Company is then subject to such reporting requirement.

Our employment agreement with Mr. William Peters provides that in the event of a “Change in Control” the Company will pay or cause its successor to pay to Mr. Peters, in cash, in a lump sum an amount equal to 2 times his base salary which equals the sum of (i) his annual salary on the day preceding the Change in Control, plus (ii) the annual bonus for the year immediately preceding the Change in Control. This amount will be made in a lump sum payment within 15 days after the Change in Control. All insurance and welfare payments will also continue for the lesser of one year or the eligibility of similar benefits from a new employer.

A “Change of Control” shall be deemed to occur upon the earliest to occur after the date of the agreement of any of the following events:

(i) Acquisition of Stock by Third Party. Any Person (as defined in the employment agreement) is or becomes the Beneficial Owner (as defined in the employment agreement), directly or indirectly, of securities of the Company representing forty (40%) percent or more of the combined voting power of the Company’s then outstanding securities;

(ii) Change in Board of Directors. The date when continuing directors, as defined in the employment, agreement cease to be a majority of the Directors then in office, it being understood that it shall not be deemed a Change in Control as long as the majority of the Directors were nominated by the Continuing Directors;

(iii) Corporate Transactions. The effective date of a merger or consolidation of the Company with any other entity, and with the power to elect at least a majority of the board of directors or other governing body of such surviving entity; and

(iv) Liquidation. The approval by the shareholders of the Company of a complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets.

In the event during Mr. April’s employment, all or substantially all of the assets or stock of the Company or of the HCP Division of the Company are sold to a third party unrelated to any of the current principal shareholders of the Company or its affiliates, Mr. April will be entitled to receive a Sale Bonus, payable, at the Company’s discretion, in cash, stock options of the Company or other equity based compensation. In the event of the sale of the Company, the Sale Bonus will be equal to two (2%) percent of an amount equal to 1.5 times the Sales, as defined in the April Agreement, of the HCP Division for the fiscal year immediately preceding the sale of the Company. In the event of a sale of the HCP Division: (a) if the Net Sale Price, as defined in the April Agreement, is up to 1.5 times the Sales, the Sale Bonus will be equal to two (2%) percent of the actual net proceeds; (b) if the Net Sale Price of the HCP Division is more than 1.5 times the Sales, but not more than two (2) times the Sales of the HCP Division, the Sale

Bonus will be equal to three (3%) percent of the actual net proceeds; or (c) if the Net Sale Price of the HCP Division is in excess of two (2) times the Sales of the HCP Division, then the Sale Bonus shall be equal to four (4%) percent of the actual net proceeds. The Sale Bonus will be payable on a one time basis and only in the event Mr. April is employed by the Company at the time of the consummation of the sale.

Potential Payments Upon Termination of Employment or Change in Control

The following information and table set forth the amount of payments to each of our Named Executive Officers in the event of a termination of employment as a result of involuntary termination and termination following a change in control.

Assumptions and General Principles. The following assumptions and general principles apply with respect to the following table and any termination of employment of a Named Executive Officer:

•

The amounts shown in the table assume that each Named Executive Officer was terminated on April 30, 2009. Accordingly, the table reflects amounts earned as of April 30, 2009 and includes estimates of amounts that would be paid to the Named Executive Officer upon the occurrence of a termination or change in control. The actual amounts to be paid to a Named Executive Officer can only be determined at the time of the termination or change in control.

•

Because we have assumed an April 30, 2009 termination date, each of the Named Executive Officers would have been entitled to receive 100% of the annual bonus payment made for fiscal year 2008 that was paid in fiscal 2009. If termination would occur in fiscal 2010, the bonus amount would be the bonus amount that the Board determines to pay out for the year ended April 30, 2009.

•

A Named Executive Officer may exercise any stock options that are exercisable prior to the date of termination and any payments related to these stock options are not included in the table because they are not severance payments.

Involuntary Termination	David Seltzer	William Peters	Gary April (1)	Bryce Harvey (2)	Davis Caskey (2)
Prorated annual bonus compensation	$0	$45,000	$0	$0	$0
Cash severance payment	1,328,000	127,000	113,000	206,000	0
Continued health care benefits and other	—	20,000	0	0	0

Total	$1,328,000	$192,000	$113,000	$206,000	$0

Change in Control with Termination
Prorated annual bonus compensation	$0	$90,000	$0	$0	$0
Cash severance payment	1,326,000	509,000	0	0	0
Continued health care benefits and other	55,000	$20,000	0	0	0

Total	$1,371,000	$619,000	$0	$0	$0

(1)	Mr. April’s Change in Control provision is based on a percentage of transaction value and cannot be estimated.
(2)	Mr. Harvey and Mr. Caskey do not have provisions in their employment agreements for a payment on Change in Control.

As described more fully below, this chart summarizes the annual cash compensation for the Company’s non-employee directors during fiscal year 2009.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Martin M. Goldwyn	8,000	-0-	31,000		39,000
Yashar Hirshaut, M.D.	8,000	-0-	31,000		39,000
Jack van Hulst (2)	4,000	-0-	34,000		38,000
Anthony Puglisi	8,000	-0-	34,000		42,000
Reuben Seltzer (3)	8,000	-0-	68,000	291,000	367,000
Bruce Simpson	8,000	-0-	34,000		42,000

(1)	Represents the dollar values of stock options disclosed in this column are equal to the aggregate grant date fair value computed in accordance with SFAS 123(R), except no assumptions for forfeitures were included. A discussion of the assumptions used in calculating the grant date fair value is set forth in Note 12 of the Notes to Consolidated Financial Statements.
(2)	Mr. Jack van Hulst was elected as a director on November 13, 2008.
(3)	Option awards were granted to Mr. Reuben Seltzer under the Company’s Amended and Restated Option Plan. All Other Compensation includes his fee as a full time consultant, his car allowance and medical benefits.

Stock Option Plans

The Amended and Restated Stock Option Plan (the “Plan”)

The Company’s Amended and Restated Stock Option Plan provides for a total of 4,857,000 shares of Common Stock authorized to be granted under such Plan. During Fiscal 2009, the Company granted options to purchase 335,000 shares of Common Stock at a weighted average exercise price of $6.12 per share. During Fiscal 2009, 17,000 options were cancelled or expired, and 239,000 shares are available for future grant under such Plan. The Company’s Plan provides for the grant of options to its key employees and directors in order to give such employees a greater personal interest in the success of the Company and an added incentive to continue and advance in their employment. The Company’s Plan provides for a fifteen year expiration period for non-statutory options and ten years for incentive stock options granted thereunder and allows for the exercise of options by delivery by the optionee of previously owned Common Stock of the Company having a fair market value equal to the option price, or by a combination of cash and Common Stock.

The Plan is administered by the Compensation Committee of the Board of Directors. The Committee has broad discretion in determining the recipients of options and numerous other terms and conditions of the options.

The exercise price for shares purchased upon the exercise of non-statutory options granted under the Plan is determined by the Compensation Committee as of the date of the grant.

The exercise price of an incentive stock option must be at least equal to the fair market value of the Common Stock on the date such option is granted (110% of the fair market value for shareholders who, at the time the option is granted, own more than 10% of the total combined classes of stock of the Company or any subsidiary). No employees may be granted incentive stock options in any year for shares having a fair market value, determined as of the date of grant, in excess of $100,000.

No incentive option may have a term of more than ten years (in the case of incentive stock options, five years for shareholders holding 10% or more of the Common Stock of the Company). Options generally may be exercised only if the option holder remains continuously associated with the Company or a subsidiary from the date of grant to the date of exercise. However, options may be exercised upon termination of employment or upon the death or disability of any employee within certain specified periods.

Directors Plan

The Company’s 1994 Directors Stock Option Plan (“Directors Plan”) provides for a total of 600,000 shares of Common Stock authorized to be granted under the Directors Plan.

The Directors Plan provides for the automatic annual grant of options to non-employee directors and is administered by the Board of Directors. Each non-employee director will be automatically granted 11,250 shares of Common Stock on the date of each annual meeting of the Company’s shareholders. A non-employee director who chairs the audit or other committees of the Board of Directors will be automatically granted annually an option to purchase an additional 1,125 shares of Common Stock.

To remain eligible, a non-employee director must continue to be a member of the Board of Directors. Each option granted is exercisable in increments of 25% per year commencing on the first anniversary date of the date of grant. The exercise price for all options may not be less than the fair market value of the Common Stock on the date of grant. Options under the Directors Plan have a term of 10 years and may be exercised for limited periods after a person ceases to serve as a director.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that it be included in this Annual Report on Form 10-K.

The Compensation Committee

Bruce W. Simpson

Yashar Hirshaut, M.D.

Jack Van Hulst

Dated: July 14, 2009

The information contained in the report above shall not be deemed to be “filed” with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent specifically incorporated by reference therein.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of our board of directors is currently composed of Bruce Simpson (chair), Yashar M. Hirshaut, M.D., and Jack van Hulst. None of the members of the Compensation Committee has ever been an officer or employee of ours. None of our named executive officers serves or has served as a member of the Board of Directors or compensation committee of any other company that had one or more executive officers serving as a member of our Board of Directors or Compensation Committee.